1701 Market Street                                             Morgan, Lewis
Philadelphia, PA 19103-2921                                    & Bockius LLP
215.963.5000                                                   Counselors at Law
Fax: 215.963.5001


David Freese
Associate
215.963.5862
dfreese@morganlewis.com


September 4, 2013


FILED AS EDGAR CORRESPONDENCE


Mr. Dominic Minore, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549


Re: The Advisors' Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)
         -----------------------------------------------------------------------

Dear Mr. Minore:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided on behalf of the staff of the Securities and Exchange Commission (the "SEC") on August 7, 2013, regarding the Trust's post-effective amendment No. 213, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 214, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement on Form N-1A (the "Registration Statement") filed with the SEC on June 21, 2013 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the AT Disciplined Equity Fund (the "Fund") as an additional series of the Trust (the "Amendment"). We have summarized your comments and questions below, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. Please file a copy of the distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act relating to the Fund (the "Distribution Plan") as an exhibit to the Registration Statement.

     RESPONSE. The Distribution Plan has been filed as an exhibit to post-effective amendment No. 221 to the Registration Statement.




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Dominic Minore
September 4, 2013
Page 2

2. COMMENT. Please confirm supplementally whether the shareholder servicing fee paid by the Fund is paid pursuant to the Distribution Plan.

     RESPONSE. The shareholder servicing fee paid by the Fund that is set forth in the sub- caption under the "Other Expenses" caption in the Fund's fee table is not paid pursuant to the Distribution Plan.

3. COMMENT. Please confirm that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during the current fiscal year, or alternatively, add an "Acquired Fund Fees and Expenses" sub-caption to the Fund's fee table and disclose in the sub-caption the estimated fees and expenses to be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during the current fiscal year.

     RESPONSE. The fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during the current fiscal year.

4. COMMENT. Please confirm supplementally that the Board of Trustees of the Trust does not intend to terminate the Expense Limitation Agreement between the Trust, on behalf of the Fund, and Stein Roe Investment Counsel, Inc. (the "Expense Limitation Agreement") prior to one year from the date it becomes effective.

     RESPONSE. The Board of Trustees of the Trust currently does not intend to terminate the Expense Limitation Agreement prior to one year from the date it becomes effective.

5. COMMENT. In footnote 1 to the Fund's fee table, please disclose that the Fund's "Total Annual Fund Operating Expenses" have been restated to reflect the contractual expenses and do not reflect economies of scale.

     RESPONSE. The second sentence of footnote 1 has been revised as follows (emphasis added):

     Accordingly, the Fund's "Total Annual Fund Operating Expenses" have been restated to reflect CONTRACTUAL expenses expected to be incurred for the Fund for the current fiscal year ending October 31, 2014 AND DO NOT REFLECT ECONOMIES OF SCALE.

6. COMMENT. Please confirm that the Fund does not expect to use derivatives as part of its principal investment strategy or, alternatively, add derivatives-related disclosure that is




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Dominic Minore
September 4, 2013
Page 3

     consistent with the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

     RESPONSE. The Fund does not expect to use derivatives as part of its principal investment strategy.

7. COMMENT. In the first sentence of the first paragraph in the "Principal Investment Strategies" section, please identify the "other instruments that have economic characteristics similar to equity securities" in which the Fund may invest and add appropriate risk disclosure, as applicable.

     RESPONSE. Inclusion of the phrase "other instruments that have economic characteristics similar to [equity securities]" is intended to alert shareholders to the fact that non-equity securities that fit this criteria may be included in the 80% basket required by Rule 35d-1 under the 1940 Act, as discussed in footnote 13 of the Adopting Release to Rule 35d-1. Currently, the Funds do not invest principally in any such securities and, therefore, no additional disclosure regarding such instruments has been added to the Proxy Statement/Prospectus.

8. COMMENT. Please confirm that the Fund does not expect to invest in securities of emerging market issuers as part of its principal investment strategy or, alternatively, add appropriate emerging markets risk disclosure.

     RESPONSE. The Registrant confirms that the Fund does not expect to invest in securities of emerging market issuers as part of its principal investment strategy.

9. COMMENT. In the Invesco Predecessor Fund's April 30, 2013 annual report to shareholders, the Invesco Predecessor Fund disclosed that it invested greater than 25% of its assets in the securities of issuers operating in the information technology sector. Please reconcile this exposure with the statement in the last sentence of the third paragraph in the "Principal Investment Strategies" section that "the portfolio managers emphasize diversification in terms of sector exposure....." If applicable, please add accompanying disclosure that the Fund focuses its investments in the information technology sector as a principal investment strategy and add appropriate disclosure relating to the risks of the Fund focusing its investments in the information technology sector.

     RESPONSE. The Fund's exposure to all market sectors, including the technology sector, is partly a function of the sector weightings of the Fund's benchmark, the S&P 500 Index. As the sector weightings of the S&P 500 Index fluctuate, so too do the sector weightings of the Fund, although not on a one-to-one basis as the Fund is not an index fund. The Fund will therefore remove the reference to the portfolio managers


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Dominic Minore
September 4, 2013
Page 4

     emphasizing diversification in terms of sector exposure. The Trust does not believe, however, that adding a special risk factor regarding the technology sector is needed at this time.

10. COMMENT. In the last paragraph of the "Principal Investment Strategies" section, please clarify that although the Fund may also invest in securities and other investments not described in the prospectus, such investments will not constitute principal investment strategies of the Fund. In addition, please confirm that the Trust will sticker the Fund's prospectus if any of the Fund's investments not described in the prospectus become principal investment strategies of the Fund.

     RESPONSE. The following sentence has been added after the last sentence of this paragraph:

     "Such investments will not constitute principal investment strategies of the Fund."

     In addition, the Trust confirms that it will sticker the Fund's prospectus if any of the Fund's investments not described in the prospectus become principal investment strategies of the Fund.

11. COMMENT. Please consider expanding the risk disclosure provided in the "Principal Risks" section. For example, consider adding disclosure relating to the risks associated with large capitalization issuers, portfolio security selection, or the impact of foreign taxes associated with investments in international securities.

     RESPONSE. The Trust believes that the risk disclosure in this section appropriately summarizes all of the principal risks of investing in the Fund. In addition, the Fund notes that an expanded discussion of the principal risks summarized in this section is provided in the "More Information about Risk" section of the prospectus. As a result, the Trust respectfully declines to make the requested change.

12. COMMENT. In the second paragraph of the "Performance Information" section, please condense the disclosure regarding the Predecessor Funds into one sentence and move the rest of the disclosure out of the summary prospectus.

     RESPONSE. The Trust respectfully declines to make the requested change. The Trust recognizes that the disclosure is lengthier than similar disclosure in other Funds' prospectuses, but the Trust believes that the current disclosure is written in plain English and is useful in explaining how the bar chart and table in this section illustrate the variability of the Fund's returns.

13.  COMMENT. Please include a discussion of the Fund's "Principal Investment



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Dominic Minore
September 4, 2013
Page 5

     Strategies" and "Principal Risks" disclosed pursuant to Item 4 of Form N-1A in the response to Item 9 of Form N-1A.

     RESPONSE. General Instruction C.3(a) to Form N-1A states that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." In the Fund's prospectus, information relating to the Fund's principal investment strategies and risks has been included in response to Items 4(a) and 4(b) of Form N-1A, and therefore, consistent with Form N-1A instructions, such information has not been repeated in response to Item 9 of Form N-1A.

14. COMMENT. Please clarify in the "Purchasing, Selling and Exchanging Fund Shares" section whether the share price used to fill a purchase or sell order is the next price calculated by the Fund after the Fund's transfer agent receives the order (a) at its office or (b) at the P.O. Box provided for regular mail delivery.

     RESPONSE. The following sentence has been added to the "How to Purchase Fund Shares" and "How to Sell Your Fund Shares" sub-sections:

     "The share price used to fill the [purchase/sell] order is the next price calculated by the Fund after the Fund's transfer agent receives the order in proper form (meaning that it is complete and contains all necessary information, and has all supporting documentation such as proper signature guarantees, IRA rollover forms, etc.) at the P.O. Box provided for regular mail delivery or the office address provided for express mail delivery."

15. COMMENT. In the second paragraph of the "Financial Highlights" section, please disclose that the Invesco Predecessor Fund is the accounting survivor of the Reorganization.

     RESPONSE. The requested change has been made.

COMMENTS ON THE SAI

16. COMMENT. In the "Description of Permitted Investments" section, please clarify that the Fund will not invest more than one-third (33 1/3%) of its assets in reverse repurchase agreements.

     RESPONSE. The requested change has been made.

17. COMMENT. In the "Investment Limitations" section, please revise the narrative disclosure with respect to the fundamental investment policy on concentration to clarify that industrial revenue bonds (i.e., those bonds that are issued by municipalities to finance non-governmental projects) will be counted by the Funds as investments in the industry




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Dominic Minore
September 4, 2013
Page 6

     to which they are related, and thus subject to the 25% industry concentration limit.

     RESPONSE. The Trust is unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that require this interpretation. The Trust is also unaware of any support for this interpretation in the historical views of the SEC staff with respect to industry concentration limits as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977). The Trust therefore respectfully declines to add this disclosure.

18. COMMENT. In the "Investment Limitations" section, with respect to the Fund's investments in repurchase agreements, please clarify in the first fundamental policy that such repurchase agreements involve securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

     RESPONSE. The first sentence of the Fund's first non-fundamental policy in the "Investment Limitations" section has been revised as follows (emphasis added):

     Purchase the securities of issuers conducting their principal business activity in the same industry if, immediately after the purchase and as a result thereof, the value of the Fund's investments in that industry would equal or exceed 25% of the current value of the Fund's total assets, provided that this restriction does not limit the Fund's investments in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, REPURCHASE AGREEMENTS INVOLVING SUCH SECURITIES, securities of other investment companies, OR municipal securities.

19. COMMENT. In the "Investment Limitations" section, please add disclosure regarding the limitations for borrowing and senior securities under the 1940 Act.

     RESPONSE. The following disclosure has been added after the eighth fundamental policy in the "Investment Limitations" section:

     "The following descriptions of certain provisions of the 1940 Act may assist investors in understanding the above policies and restrictions:

     BORROWING. The 1940 Act restricts an investment company from borrowing in excess of 33 1/3% of its total assets (including the amount borrowed, but excluding temporary borrowings not in excess of 5% of its total assets). Transactions that are fully collateralized in a manner that does not involve the prohibited issuance of a "senior security" within the meaning of Section 18(f) of the 1940 Act, shall not be regarded as borrowings for the purposes of the Fund's investment restriction. Section 18(f) of the 1940 Act permits an investment company to borrow only from banks.




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Dominic Minore
September 4, 2013
Page 7

     SENIOR SECURITIES. Senior securities may include any obligation or instrument issued by a fund evidencing indebtedness. The 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities, such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligation."

     The Trust also added corresponding explanatory disclosure regarding concentration, diversification, lending, investments in real estate, and underwriting securities in the same section of the SAI.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese
-------------------
David W. Freese